Exhibit 3.3

CERTIFICATE OF FORMATION

OF

SEMGROUP ENERGY PARTNERS G.P., L.L.C.

February 22, 2007

The undersigned hereby adopts the following Certificate of Formation for the purposes of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act:

1. Name. The name of the limited liability company is SemGroup Energy Partners G.P., L.L.C. (the “Company”).

2. Registered Office and Registered Agent. The address of the Company’s registered office and the name and address of its registered agent for service of process are as follows:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation to be effective as of the date first written above.

By:	/s/ Kevin L. Foxx
Kevin L. Foxx
Authorized Person